FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, California 94403-1906

December 21, 2011

Filed via EDGAR (CIK #0001022804)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   FRANKLIN TEMPLETON FUND ALLOCATOR SERIES(Registrant)

      File Nos. 333-13601 and 811-07851

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477 under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post Effective Amendment No. 29 to the Registrant's Registration Statement on Form N-1A, (the Amendment). The Amendment was filed with the Commission on December 21, 2011 at 12:21 p.m. Eastern time (Accession No. 0001379491-11-001222) pursuant to Rule 485(b) under 1933 Act, to file certain risk/return summary information in an interactive data format.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: 1) the filing inadvertently was filed for all series in the Registrant.

If you have any questions, please contact David P. Goss at (650) 312-5824.

Sincerely,

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

/s/ David P. Goss

David P. Goss

Senior Associate General Counsel

DPG:rs